SECURI[...]SSION

11020141

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MAR 01 2011

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SEC FILE NUMBER
8 - 65317

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ARDOUR CAPITAL INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 FIFTH AVENUE, SUITE 3018
(No. And Street)

NEW YORK, (City) NY (State) 10118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KERRY DUKES (212) 375-2957
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KERRY DUKES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARDOUR CAPITAL INVESTMENTS, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL W TO
Notary Public - State of New York
No. 01TO6217923
Qualified in Kings County
My Commission Expires Feb. 22, 2014

Notary Public

Signature

MANAGING PARTNER/CCO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Ardour Capital Investments, LLC, a wholly owned subsidiary of
Ardour Capital Partners LLC:

We have audited the accompanying statement of financial condition of Ardour Capital Investments, LLC (the "Company"), a wholly owned subsidiary of Ardour Capital Partners LLC as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ardour Capital Investments, LLC a wholly owned subsidiary of Ardour Capital Partners LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America

Fulvio + Associates, L.L.P.

New York, New York
February 23, 2011

ARDOUR CAPITAL INVESTMENTS, LLC
A WHOLLY OWNED SUBSIDIARY OF ARDOUR CAPITAL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$ 151,998
Receivable from clearing broker	60,327
Due from affiliates	9,169
Securities owned, at fair value	4
Fixed assets (net of accumulated depreciation and amortization of $86,635)	109,978
Other receivables	649,211
Other assets	41,126
TOTAL ASSETS	$ 1,021,813

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable, accrued expenses and other	$ 79,842
Member's equity	941,971
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,021,813

The accompanying notes are an integral part of this financial statement.

ARDOUR CAPITAL INVESTMENTS, LLC
A WHOLLY OWNED SUBSIDIARY OF ARDOUR CAPITAL PARTNERS LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2010

NOTE 1. ORGANIZATION AND OPERATIONS

Ardour Capital Investments, LLC (the "Company") is a Delaware limited liability company formed on January 18, 2002. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides investment banking, equity research and advisory services to the alternative energy technology sector. The Company also provides retail brokerage services on a fully disclosed basis with its clearing broker by introducing its customers' transactions governed by their clearance agreement.

Management uses estimates and assumptions in preparing the financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

The Company is wholly owned by Ardour Capital Partners LLC. As a wholly owned subsidiary, no provision for federal and state income taxes has been made since the Company is not a taxable entity. The member is liable for the taxes on the Company's income or loss. However, accounting principles generally accepted in the United States of America provide for any entity level tax arising from the operations of an otherwise non-taxable entity should be "pushed down" to the subsidiary level. As such, the Company is subject to the New York City Unincorporated Business Tax. A provision for such is reflected in the financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash: For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

Depreciation and Amortization: The Company computes depreciation and amortization using various methods based on the estimated useful life of the assets.

Fair Value Measurement – Definition and Hierarchy: Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value Measurements) establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1- Valuations based on quoted prices available in active markets for identical investments.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 2- Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Valuation techniques – Equity securities: The Company values equity securities owned that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Equity securities owned that are traded "over-the-counter" ("OTC") for which no sale was reported on the measurement date, the Company's policy is to value them at their last reported "bid" price if held long, and last reported "ask" price if sold short.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2010. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy.

Securities owned	Level 1	Level 2	Level 3	Total
Equity securities	$ -	$ 4	$ -	$ 4
% of Total	-	100%	-	100%

NOTE 4. RECEIVABLE FROM CLEARING BROKER

Included on the statement of financial condition are amounts receivable from the Company's clearing broker in connection with securities transactions and amounts on deposit pursuant to their clearing agreement.

NOTE 5. NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule. This rule requires that the Company maintain minimum net capital or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. In the fourth quarter of 2010, the Company's minimum net capital requirement was reduced from $100,000 to $5,000, based on a change in its operations. As of December 31, 2010, the Company had net capital of $132,483 which exceeded the requirements by $127,483.

NOTE 6. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2010, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 7. 401K PLAN

The Company sponsors a defined contribution plan pursuant to Internal Revenue Code Section 401(k), which covers substantially all company employees. Contributions to the plan are solely made by enrolled employees.

NOTE 8. COMMITMENTS

The Company has an operating lease for its office space. The minimum future lease payments are as follows:

Years ending December 31,		Amount
2011		$ 195,923
2012		197,492
2013		98,746
	Totals	$ 492,161

NOTE 9. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 23, 2011, which is the date the financial statements were available to be issued, and no events have been identified which have been deemed material.

ARDOUR CAPITAL INVESTMENTS, LLC

A WHOLLY OWNED SUBSIDIARY OF

ARDOUR CAPITAL PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

PUBLIC